

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

December 21, 2017

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on December 21, 2017, The Nasdaq Stock Market (the "Exchange") received from Boulevard Acquisition Corp II Cayman Holding Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary Shares, par value $0.0001 per share
Warrants, each to purchase one Ordinary Share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery